July 6, 2006
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-7010

Re:	Brookfield Asset Management Inc.
Form 40-F for the Fiscal Year Ended December 31, 2006
Your File No. 33-97038
Dear Mr. Decker:
I am responding at your request to questions raised by SEC staff during our conference call of June 23, 2006.
Enclosed with this letter is correspondence from our legal counsel, Torys LLP, which addresses the questions raised during the conference call and, in particular, the doctrine of frustration as it applies to the key issues in these circumstances as well as relevant case law.
As we stated during the call, the Series 10, 11 and 12 preferred shares issued by Brookfield are very similar in nature to preferred shares issued by a number of Canadian public companies. There are currently 33 series of preferred shares issued by 16 companies, with an aggregate value of $6.3 billion. The first issuance of securities of this nature occurred in 1998 and the terms of the securities remained relatively consistent among subsequent issues. We reviewed a number of issues and found that the holders’ conversion option and the relevant mechanics (i.e. the concept of the greater of market price and $2.00 factor) is almost identical in each case. The only substantial differences among the various issues are the length of time between issue and the availability of the conversion rights, the currency (i.e. USD versus CAD), the dividend rate, and whether dividends are cumulative or not.
Brookfield issued the relevant preferred shares between September 2001 and February 2003. At the time of the first issue by Brookfield, the terms of the securities had become relatively standardized and served as a precedent for the terms of our preferred shares. Accordingly, the principal terms that were negotiated were the items in the last sentence of the preceding paragraph. To our knowledge, there was no discussion concerning the possibility of Brookfield’s common shares becoming unlisted while the preferred shares remained outstanding.

We submit that the prospect of an issuer’s common shares becoming unlisted was not a material consideration for the underwriters at the time of issue because the issuers were well seasoned mature public companies with solid investment grade credit ratings. Of the total value of preferred shares outstanding, 71% are issued by companies rated A- or better, and the balance were rated BBB or BBB+ at the time of issuance. Brookfield is rated A- (P2(low)) and A-low (P2(low)) by Standard & Poor’s and DBRS, respectively. Moody’s rates Brookfield’s corporate debt at Baa3 but does not provide a rating for Brookfield’s preferred shares.
In our view, the objective of the holder’s conversion option was to provide the holder with an ability to monetize the preferred share for proceeds approximating the redemption value after a pre-determined period of time without imposing any obligation on the company to fund the monetization. This was to be achieved by giving the holder the ability to convert the preferred share into a sufficient number of the issuers’ common shares which could in turn be sold in the market. Absent this feature, the value of the preferred share would be influenced by changes in interest rates and the company’s credit profile (i.e. as though it was a perpetual preferred share).
As discussed above, the expectation at the time of issuance was that the issuer’s common shares would continue to be listed and that the holder’s conversion option would operate as contemplated. However, as discussed during our call, it is clear that there were circumstances whereby the holder’s conversion offer provides value less than the $25.00 redemption value i.e. if the share price is less than $2.00 per share. We believe it is important to stress that the economics of this instrument provide the holder with limited upside and unlimited downside. If one can reasonably assume that our theoretical share price would be close to zero immediately prior to a cease-trade order, the value of the conversion option to the holder would be de minimis. We believe that this economic outcome strengthens the legal opinion that a court would not impose new obligations on the company as the holders’ rights pursuant to the original conversion terms become virtually worthless in a cease trade scenario.
Furthermore, we submit that if it was intended that the company be required to issue unlisted common shares in the event of a conversion request, the articles would have provided for an appropriate valuation process, including a dispute resolution mechanic, owing to the lack of a readily independently verifiable “price” for the common shares.
For these reasons, we continue to maintain that the holder’s conversion option is only operable when the issuer’s common shares are listed and, failing that, the option is not operable and the preferred shares remain outstanding as perpetual preferred shares until such time as the common shares are re-listed or the company opts to redeem the preferred shares.

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We are anxious to resolve this matter, and would welcome the opportunity to discuss our response with you in person or by telephone in order to provide you with any other information or commentary that you would find helpful in achieving this.
Yours very truly,
Brian D. Lawson
Managing Partner & Chief Financial Officer

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Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada tel 416.865.0040 fax 416.865.7380 www.torys.com
               July 6, 2006
Brookfield Asset Management Inc.
P.O. Box 762
Suite 300
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3
Dear Sirs/Mesdames:
          Re:     Conversion of Class A Preference Shares
          You have requested our advice with respect to the operation of the conversion privileges attached to the Series 10, 11 and 12 Class A Preference Shares (the “Preference Shares”) in the event that the Class A Limiting Voting Shares (the “Class A Shares”) were to be de-listed from the Toronto Stock Exchange (the “TSX”). For this purpose, we have reviewed the rights, privileges, restrictions and conditions attached to each Series of Preference Shares, as well as the relevant provisions of the Business Corporations Act (Ontario).
          We are solicitors qualified to practice law in Ontario and this opinion is limited to the laws of Ontario and the federal laws of Canada applicable therein.
          All capitalized terms which are used but not defined in this opinion have the meanings given to them in the share conditions attached to the Preference Shares.
Conversion Privileges
          In summary terms, both the Corporation and the Holder have the right, on and after certain dates, to convert all or any part of each Series of Preference Shares into freely tradeable Class A Shares.1 The number of Class A Shares to which a Holder is entitled is determined by dividing the applicable Redemption Price by the greater of (i) $2.00 or (ii) 95% of the weighted average trading price of the Class A Shares on the TSX over a prescribed period (called the Current Market Price). If a Holder exercises his or her conversion privilege, the

[1]	The share conditions attached to the Series 11 Preference Shares do not use the phrase “freely tradeable”, but, for the reasons expressed below, this does not affect the conclusions reached in this opinion.

Corporation may, at its option, either redeem all or part of the Subject Shares or cause the Holder to sell all or part of the Subject Shares to another willing purchaser (if one can be found). If either of those options is exercised, the Corporation is required to pay to the Holder $25.00 per share, plus accrued and unpaid dividends.
Analysis
(1)	The Doctrine of Frustration
A.	General Principles
          The resolution of the issue addressed in this opinion involves the interpretation of the share conditions attached to the Preference Shares, under applicable Canadian legal principles. Under these principles, share conditions are interpreted in the same manner as are contracts.2 In our opinion, if the Class A Shares of the Corporation were to be de-listed from the TSX, neither the Corporation nor any Holder would be entitled to exercise their respective conversion privileges. This is based on the doctrine of frustration, as it has evolved and been developed under Canadian contract law principles.3 In our view, this doctrine is applicable to the interpretation of the rights, privileges, restrictions and conditions attached to the Preference Shares because they represent, or evidence, the contract (or bargain) between the Holders and the Corporation. We begin first by summarizing the doctrine of frustration under Canadian contract law.
          The premise underlying the doctrine of frustration is that there has occurred a supervening event through the fault of neither party,4 and which their contract does not contemplate, that constitutes such a fundamental change to the contractual relationship that the parties ought to be discharged from their respective obligations. It has been expressed in the following terms:
...[F]rustration occurs whenever the law recognises that without default of either party a contractual obligation has become incapable of being performed because the circumstances in which performance is called for would render it a thing radically different from that which was undertaken by contract... There must be ... such a change in the

[2]	K. P. McGuinness, The Law and Practice of Canadian Business Corporations (Toronto: Butterworths, 1999), §5.48, at 298: “The construction of share terms, conditions and restrictions is governed by the ordinary rules of contractual interpretation.”

[3]	Contract law principles are virtually identical in all the common law provinces in Canada (i.e., all provinces except Québec), since those principles are essentially derived from English law. Hence, the references in this opinion to “Canadian” contract law principles can be equated with “Ontario” contract law principles.

[4]	The term “fault” in this context means a deliberate or negligent act or omission on the part of the party invoking the doctrine of frustration. It does not refer to something which the party cannot prevent or which is beyond its control: see Paal Wilson & Co. A/S v. Partenreederei Hannah Blumenthal, [1983] 1 A.C. 854 (H.L.), at 882 and 909; Denmark Productions Ltd. v. Boscobel Productions Ltd., [1969] 1 Q.B. 699, at 725 and 736-37; Cheall v. Association of Professional, Executive, Clerical & Computer Staff, [1983] 2 A.C. 180 (H.L.), at 188-89.

significance of the obligation that the thing undertaken would, if performed, be a different thing than that contracted for.[5]
          In a subsequent leading decision, the concept of frustration was articulated as follows:
Frustration of a contract takes place when there supervenes an event (without default of either party and for which the contract makes no sufficient provision) which so significantly changes the nature (not merely the expense or onerousness) of the outstanding contractual rights and/or obligations from what the parties could reasonably have contemplated at the time of its execution that it would be unjust to hold them to the literal sense of its stipulations in the new circumstances; in such case the law declares both parties to be discharged from further performance.[6]
          These tests have been adopted and applied by Ontario courts.7 In effect, the doctrine of frustration, in its modern formulation, is based on the construction of the contract in issue.8 Thus, the question for the court is what, on an objective basis, the parties intended would happen in light of the supervening event that actually occurred, taking into account the language of the contract and the surrounding circumstances at the time the contract was entered into. The key issue, therefore, is whether the situation which has developed, following the entering into of the contract, was or was not within the scope of the contract or the reasonable expectations of the parties, in each case viewed objectively. Accordingly, what is not involved is a subjective inquiry into the actual or presumed intentions of the parties.9
          In this context, two specific subsidiary questions arise. First, would the concept of “partial frustration” apply, such that the frustration of a Holder’s conversion option would mean that the parties’ respective rights and obligations under the conversion option are discharged, but the remaining rights and privileges attached to the Preference Shares remain in full force and effect? Second, does the doctrine of frustration apply where the events which ultimately occurred were foreseeable by the parties but were not provided for by them in their contract? We will deal with each of these questions separately.

[5]	Davis Contractors Ltd. v. Fareham Urban District Council, [1956] A.C. 696 (H.L.), at 729. English cases are regularly cited to, and relied upon by, Ontario courts as authoritative expressions of common law contract principles. The only exception is where English contract law rules diverge from the rules developed by Canadian courts, especially the Supreme Court of Canada. That is not the case with respect to the doctrine of frustration.

[6]	National Carriers Ltd. v. Panalpina (Northern) Ltd., [1981] A.C. 675 (H.L.), at 700.

[7]	Capital Quality Homes Ltd. v. Colwyn Construction Ltd. (1975), 61 D.L.R. (3d) 385 (Ont. C.A.); Victoria Wood Development Corporation v. Ondrey (1978), 92 D.L.R. (3d) 229 (Ont. C.A.).

[8]	In its early formulation, the doctrine of frustration was based on an “implied term”. This was on the theory that the contract contained an implied term to the effect that if an underlying premise of the parties’ bargain ceased to exist, then the bargain was frustrated. Modern courts have recognized that the implied term theory is based to a great extent on a fiction, and thus that theory has given way over time to the “construction theory”.

[9]	G.H.L. Fridman, The Law of Contract in Canada, 4th ed. (Toronto: Carswell, 2000), at 675-77; Chitty on Contracts, 29th ed. (London: Sweet & Maxwell, 2004), vol. I, at 1319-21.

B.	Partial Frustration
          The concept of “partial frustration” exists under Ontario contract law with the result that if a particular provision in a contract has been frustrated (in the sense described above) and if such a provision is severable from the rest of the contract and does not form the very essence of the bargain the parties reached,10 then the provision will be held to have been frustrated (i.e., the parties will be relieved of their obligations thereunder), but the remaining provisions will remain in full force and effect:
Yet in these cases it is clear that the contract as a whole is not discharged: the argument is the more limited one that the occurrence of some new circumstance may excuse (perhaps temporarily) the performance of a particular obligation without frustrating the whole contract.
...
...[I]t is suggested that, while there is much to be said for recognizing that frustration operates within narrow confines, this should not prevent the courts from recognizing that a contracting party who, without fault on his part has been disabled from performing part of his contractual obligations, may be able to rely on the supervening event as an excuse for that non-performance.[11]
          The leading authority on the doctrine of frustration expresses the concept of partial frustration in the following terms:
The common law rule is that if performance of a severable part of such a contract becomes impossible or illegal, only that part is discharged and the rest remains enforceable...
Cases of this kind can be regarded simply as applications of the rule that discharge operates prospectively and does not at common law retrospectively affect rights which had already occurred at the time of the frustrating event. But the principle of severability could apply also where performance of some (but not all) of a group of severable obligations became impossible or illegal before either party was due to perform.[12] (emphasis in the text)
          Thus, if it can be established that the contractual provision that has arguably been frustrated is severable from the remainder of the contract, then the severable portion will be

[10]	We deal with what constitutes “the essence of the bargain between the parties” in more detail below.

[11]	Chitty on Contracts, supra, at 1348, 1351; H. R. & S Sainsbury Ltd. v. Street, [1972] 1 W.L.R. 834 (Q.B.); J. Lauritzen AS v. Wijsmuller BV (The Super Servant Two), [1990] 1 Lloyd’s Rep. 1 (C.A.).

[12]	G. H. Treitel, Frustration and Force Majeure, 2nd ed. (London: Sweet & Maxwell, 2004), at 576, citing Stubbs v. The Holywell Railway Company (1867), L.R. 2 Ex. 311.

discharged and the remainder of the contract will remain in full force and effect. This concept is codified in Ontario in the Frustrated Contracts Act,13 section 3(7) of which reads as follows:
Where it appears to the court that a part of the contract can be severed properly from the remainder of the contract, being a part wholly performed before the parties were discharged, or so performed except for the payment in respect of that part of the contract of sums that are or can be ascertained under the contract, the court shall treat that part of the contract as if it were a separate contract that had not been frustrated and shall treat this section as applicable only to the remainder of the contract.
          In our view, partial frustration applies in this instance. That is to say, the conversion option of a Holder is severable from the remainder of the rights and privileges attached to the Preference Shares, being principally the dividend and winding-up entitlements of the Holders of the Preference Shares which “are or can be ascertained under the contract”. In addition, the conversion privilege at the option of the Holders cannot in our view be said to form the essence of, or go to the root of, the contract between the parties, such that its frustration would undermine their entire bargain. Rather, viewed in context, while the conversion privilege provides the Holders with the ability to convert a fixed income security into a liquid equity security (with the resulting downgrade in status with respect to dividends and rights on liquidation or winding-up), the essence of the bargain is the acquisition of a Preference Share with a fixed cumulative preferential dividend entitlement for so long as the Preference Shares remain outstanding, a priority entitlement in the event of a liquidation, dissolution or winding-up of the Corporation and the protection of the covenants of the Corporation contained in section 6 of the share conditions. In our view, an Ontario court would hold that that essential bargain would remain intact, even if the Holder’s conversion option were to become frustrated. That would be the case both under the common law in Ontario and under the Frustrated Contracts Act.
          Our view that a court would conclude the Holders’ conversion option is not the essence of the bargain between the parties is not based only on the fact that the Preference Shares have other key features (the right to cumulative preferential dividends and a priority on winding-up) which would generally be regarded by investors as very significant. It is also based on the fact that the conversion option incorporates the concept of a Current Market Price with a $2 floor and, in effect, a $25 ceiling. Thus, as is explained in section (3) below (Operation of the Holder’s Conversion Option), the conversion option does not provide any upside to the Holders of the Preference Shares because the maximum value they can receive upon the exercise of the option is limited to $25 per share, no matter how high the Current Market Price of the Class A Shares is. As such, the conversion option is only designed to provide the Holders with an alternative source of liquidity (in the form of Class A Shares) and the benefit of that source of liquidity would diminish substantially if the Class A Shares were to trade below $2. To be clear, the Holders’ conversion option was not structured as a right to require the Corporation to redeem the Preference Shares at $25 per share (commonly called a “retraction right”), nor does it operate to provide a source of liquidity in that amount in every circumstance, even where the Class A Shares continue to be listed.

[13]	R.S.O. 1990, c. F.34.

          Furthermore, under Canadian contract law principles, the question of whether the conversion option constitutes the essence of the bargain between the parties would be determined from their perspective at the time the contract was entered into (i.e., when the Preference Shares were issued), not when the supervening event (i.e., de-listing) occurred. Even if a Holder’s need for liquidity may be more significant to it at that time, a court would not, in our view, conclude that the conversion option goes to the root of the contract or is transformed into something other than what it is (e.g., such as a retraction right). In addition, we do not agree that the conversion option (when properly viewed as a right to receive Class A Shares, not $25 per Preference Share) becomes more valuable to a Holder when the Class A Shares are de-listed than before. On the contrary, it would make no economic sense for a Holder to exercise the conversion option at that time, since the result of doing so would be to give to the Holders a lower-ranking equity security and the consequent loss of its preferential dividend and liquidation rights as a Holder of Preference Shares.
C.	Foreseeability of Supervening Events
          The mere fact that an event may be foreseeable but was not expressly dealt with by the parties, is not sufficient, by itself, to displace the doctrine of frustration. Many events are foreseeable, but neither party may wish to assume the risk of their occurrence. Thus, the fact that a concert hall may burn down before the agreed-upon date of performance,14 or that a planned coronation of a King could be postponed due to the illness or death of the King,15 were each foreseeable did not prevent the operation of the frustration doctrine:
When the event was foreseeable but not actually foreseen by the parties, it is less likely that the doctrine of frustration will be held to be inapplicable The issue which the court must consider is whether or not one or other party has assumed the risk of the occurrence of the event. The degree of foreseeability required to exclude the doctrine of frustration is, however, a high one: “‘foreseeability’ will support the inference of risk-assumption only where the supervening event is one which any person of ordinary intelligence would regard as likely to occur, or ... the contingency must be ‘one which the parties could reasonably be thought to have foreseen as a real possibility.’”[16] (emphasis added)
          In this case, an Ontario court would in our view hold that the de-listing of the Class A Shares of Brookfield was not likely to occur, or was not a “real possibility”, at the time the Preference Shares were issued and therefore the parties would not have put their minds to it. As a result, the doctrine of frustration would still be applicable.

[14]	Taylor v. Caldwell, (1863), 122 E.R. 309 (Q.B.).

[15]	Krell v. Henry, [1903] 2 K.B. 740 (C.A.); Chandler v. Webster, [1904] 1 K.B. 493 (C.A.); Herne Bay Steam Boat Co. v. Hutton, [1903] 2 K.B. 683 (C.A.).

[16]	Chitty on Contracts, supra, at 1345. The quotation at the end of the foregoing extract is from the US case of Mishara Construction Company Inc. v. Transit-Mixed Concrete Corp., 31 N.E. 2d 363 (1974), at 367. We will discuss in more detail below the US law on frustration.

(2)	Application of the Doctrine of Frustration
          An Ontario court would, in our view, conclude that, if the Class A Shares of the Corporation were no longer listed on the TSX, the Holders’ conversion privilege would be frustrated. That is because a fundamental underpinning of conversion is that the Class A Shares continue to be listed. If they are not, the number of Class A Shares to which a Holder is entitled cannot be calculated. If the parties had wished to provide for conversion in the event that the Class A Shares are no longer publicly traded, they could easily have done so. That would have required the parties to include detailed provisions setting forth the manner in which (i) the price of the Class A Shares would have been calculated (in lieu of a trading price) and (ii) any dispute between the parties with respect to such price would be resolved (e.g., through a prescribed arbitration procedure or some other dispute resolution mechanism). Having not dealt with this, a Canadian court will not create a conversion right for which the parties themselves did not bargain. In this regard, it is interesting to note that in the share conditions attached to the Series 11 and 12 Preference Shares the Current Market Price is calculated by reference to the trading price of the Class A Shares on the TSX “or any successor exchange or trading system.”17 Thus, the parties expressly provided for the possibility that the Class A Shares could be traded on another stock exchange, but not for the possibility that the Class A Shares would not be publicly traded at all. This provides further support for our conclusion that a Canadian court would not construct a bargain between the parties which they did not make for themselves.
          We are also of the view that an Ontario court would not conclude the number of Class A Shares to which a Holder would be entitled, if the conversion option is exercised at a time when the Class A Shares are not publicly traded, is twelve, on the theory that the denominator in the equation used to calculate that number is $2 since $2 is greater than $0 (i.e., 95% of the non-existent Current Market Price). In our view, that is the very essence of the frustration in this case. Put another way, an Ontario court would conclude that the formula used to calculate the denominator was intended to compare two real numbers (i.e., the greater of $2.00 and 95% of the Current Market Price), not one real number and one which by default is zero because it can’t be calculated. In other words, the expectation of the parties, objectively determined, was that the formula would be fully operational.
          We are also of the opinion that a Holder who attempted to convert his or her Preference Shares into Class A Shares could not require the Corporation to redeem those shares if, for the reasons explained above, the Corporation was unable to deliver Class A Shares. Under the share conditions attached to the Preference Shares, the Corporation has the option to redeem all or any of the Preference Shares or purchase them for cancellation. There is, however, no right of retraction on the part of the Holders. Had the Holders wanted to have such a right, they should have bargained for it. In our opinion, a Canadian court would not create a retraction right in favour of the Holders simply because their conversion privileges had been frustrated. In particular, we are of the view that a court would not force the Corporation to either redeem the

[17]	The fact that this phrase is not included in the Series 10 share conditions serves to support the conclusions expressed in this opinion. That is because it seems clear that the drafter of the Series 11 and 12 share conditions perceived a gap in the Series 10 share conditions and remedied it by expressly providing for the fact that the Class A Shares could trade on an exchange other than the TSX. The drafter did not, however, remedy the other obvious gap, namely, that the Class A Shares may not be traded on any exchange.

Subject Shares or cause the Subject Shares to be sold to a willing purchaser, and in each case to pay to a Holder $25.00 per share. Under the share conditions as drafted, the Corporation has the option to do either of these things upon delivery of a Holder’s Conversion Notice. A court would not convert this into a mandatory obligation. As is noted above, to do so would be to create a contract between the parties which they themselves did not make.
          The foregoing analysis and conclusions would also apply, in our view, if the Class A Shares were to be cease-traded. In that circumstance as well, we are of the view that the conversion privileges attached to the Preference Shares would be frustrated by reason of the inability to calculate the number of Class A Shares to which a Holder would be entitled.
          Finally, we note that our conclusions do not turn on whether the share conditions refer to “freely tradeable” Class A Shares or not. That is because the key difficulty, which gives rise to the frustration of the conversion privileges, is that the formula for calculating the requisite number of Class A Shares does not work. This problem is the same whether the phrase “freely tradeable” is used or not.
(3)	Operation of the Holder’s Conversion Option
          The foregoing conclusions are supported by an analysis of the manner in which the Holder’s conversion option operates in practice. For ease of reference, we reproduce below the relevant portion of section 5.2 of the share conditions attached to the Series 12 Preference Shares (which is identical in all material respects to the comparable provisions in the Series 10 and 11 Preference Share conditions):
Subject to applicable law and to the option of the Corporation in Section 5.4, on each Dividend Payment Date on or after March 31, 2018, a Holder, upon notice as hereinafter described, may convert all or any part of the then outstanding Series 12 Preference Shares registered in the name of the Holder into that number of freely tradeable Class A Shares determined (per Series 12 Preference Share) by dividing $25.00, together with all accrued and unpaid Series 12 Dividends up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 or 95% of the Current Market Price, (emphasis added)
          The following points are worth noting. First, although the formula uses dollar figures, the purpose is not to calculate a monetary amount to which the Holder is entitled. On the contrary, the purpose is to divide one dollar figure by another to yield a simple number, being the number (disregarding fractions) of Class A Shares to which a Holder is entitled. Second, the formula used in section 5.2 will produce the following results depending on the Current Market Price of the Class A Shares: (i) if the Current Market Price is greater than $25,18 then a Holder will receive an integral number of Class A Shares (as determined by the formula) plus cash for any fractional interest. In no event, however, will the value of what the Holder receives (i.e.,

[18]	For simplicity of the analysis in this paragraph, we use the term “Current Market Price” although we recognize that it is 95% of the Current Market Price that is relevant for purposes of the calculation in section 5.2 of the Preference Share conditions.

Class A Shares + cash) exceed $25 per share no matter how high the Current Market Price is; (ii) similarly, if the Current Market Price is between $2 and $25, a Holder will receive an integral number of Class A Shares as calculated by the formula (ranging from one Class A Share to twelve, depending on the price), plus cash for any fractional interest. As in scenario (i) above, in each case the value of what a Holder would receive (Class A Shares + cash) would equal $25; and (iii) if the Current Market price is less than $2.00, the Holder would receive 12 Class A Shares plus cash for the fractional interest. However, in this circumstance, the value of what a Holder would receive would be less (and could be substantially less) than $25 depending on the price of the Class A Shares. Thus, part of the bargain between the parties was that the Holders would receive none of the upside if the Current Market Price of the Class A Shares were to exceed $25, would receive value equal to $25 if the Current Market Price is between $2 and $25, and would receive value which is less than $25 should the Current Market Price for the Class A Shares fall below $2.00. In this latter scenario, as has been explained above, it is highly unlikely that a Holder would exercise its conversion option under section 5.2. In any event, the key point is that there is a scenario in which, upon exercise of the conversion option, a Holder would receive less than the $25 it paid for its Series 10, 11 or 12 Preference Shares.
          Third, the only circumstance in which a Holder would receive cash upon the exercise of his or her conversion option (other than for fractional interests) is if the Corporation were to exercise its option to deliver cash under section 5.4 of the share conditions, rather than Class A Shares. To repeat, this is only at the option of the Corporation; a Holder has no ability to cause the option to be exercised. The relevant portion of section 5.4 of the Series 12 share conditions reads as follows:
If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 6 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 5.4, either (i) redeem on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Subject Shares is or are found by the Corporation pursuant to this Section 5.4.
(4)	The US Doctrine of Frustration
          The US doctrine of frustration bears a strong similarity to the Canadian doctrine. In fact, they share the same genealogy, arising from the seminal English decision in 1863 of Taylor v. Caldwell, supra, a case referred to by a leading US commentator on contract law as “the fountainhead of the modern law of impossibility.”19 If anything, the US doctrine is slightly broader than its Canadian counterpart since it includes the concept of impracticability as well as frustration per se.

[19]	E. A. Farnsworth, Farnsworth on Contracts, 3rd ed. (New York: Aspen Publishers, 2004), vol. II, §9.5, at 627. See also Corbin on Contracts, Revised Edition (2001), vol. 14, esp. ch. 77; Williston on Contracts, 4th ed. (2004), vol. 30, ch. 77.

          In order to establish frustration under US contract law principles, four requirements must be met. These are that the supervening event must have frustrated the purpose of the contract, the non-occurrence of the supervening event must have been “a basic assumption on which the contract was made”, the frustration must have resulted without the fault of the party seeking to be excused, and the party must not have assumed a greater obligation than the law imposes.20 As can be seen, these requirements bear a strong resemblance to those imposed under Canadian law. In addition, the test for when frustration can be said to have occurred, as adopted in the Restatement Second, is substantially similar to the one applied under Canadian law:
Where, after a contract is made, a party’s principal purpose is frustrated without his fault by the occurrence of an event the non-occurrence of which was a basic assumption on which the contract was made, his remaining duties to render performance are discharged, unless the language or the circumstances indicate the contrary.[21]
          The rationale for the frustration doctrine is expressed in the following terms:
The rationale behind the doctrines of impracticability and frustration is sometimes said to be that there is an “implied term” of the contract that such extraordinary circumstances will not occur. This Restatement rejects this analysis in favour of that of the Uniform Commercial Code §2-615 under which the central inquiry is whether the non-occurrence of the circumstance was a “basic assumption on which the contract was made.”[22]
          As is noted above, Canadian law also evolved from the “implied term” theory of frustration to the “construction theory”, under which the key issue is the reasonable expectations of the parties based on the language they used and the surrounding circumstances. The US notion of frustration is also based, as it is in Canada, on the concept of substantial frustration of the principal purpose of the contract. Thus, it has been observed that:
The Restatement Second synthesis of the doctrine of frustration of purpose is strikingly similar to that of the doctrine of impracticability of performance. The party that claims that a supervening event frustrated its purpose must meet four requirements, only the first of which is different from those of impracticability. First, the event must have “substantially frustrated” the party’s “principal purpose”....

Under the first requirement, a party must show that its principal purpose in contracting has been substantially frustrated. Courts have raised two obstacles to a party’s doing so. First, they have viewed the affected party’s principal purpose in broad terms.... Second, courts have insisted that the frustration be nearly total.[23]

[20]	Ibid., at 634.

[21]	Restatement of the Law Second, Contracts 2d, §265. The concept of supervening impracticability is framed in essentially the same terms in §261.

[22]	Ibid, ch. 11, Introductory Note, at 310-11.

[23]	Farnsworth on Contracts, supra, §9.7, at 652-53.

          This is very important in this circumstance because, as has been explained above, we are of the view that an Ontario court would not conclude that the loss of the conversion option would amount to “nearly total frustration” of the bargain between the parties. A Holder would still be left with its cumulative preferential dividends and its preferential rights on winding-up, together with the protections of those rights provided in section 6 of the share conditions.
          Significantly, the Restatement Second also recognizes the concept of “partial frustration”. Thus, for example, it provides that:
Where only part of an obligor’s performance is impracticable, his duty to render the remaining part is unaffected if
(a)	it is still practicable for him to render performance that is substantial, taking account of any reasonable substitute performance that he is under a duty to render....[24]
          Finally, it is as clear under American contract law principles as it is under Canadian that the fact that a particular supervening event was foreseeable does not, by itself, preclude the application of the frustration doctrine. Thus, it is stated in the Restatement Second that:
The fact that the event was unforeseeable is significant as suggesting that its non-occurrence was a basic assumption. However, the fact that it was foreseeable, or even foreseen, does not, of itself, argue for a contrary conclusion, since the parties may not have thought it sufficiently important a risk to have made it a subject of their bargaining.[25] (emphasis added)
          To the same effect, it has been observed that “a party may fail to provide for a risk, even though it is foreseeable, because the party does not consider it to be significant enough to make it a subject of bargaining.”26
          This brief, but admittedly incomplete, review of US contract law principles serves, in our view, to illustrate that the US doctrine of frustration is substantially similar to, and

[24]	Ibid., §270. See also Farnsworth on Contracts, supra, §9.9, at 667: “Sometimes, even though the excused party has not yet rendered any performance, only part of that party’s performance has become impracticable. In that event, it may be possible to salvage the remainder of the agreement by requiring the excused party to perform what it can.”

[25]	Ibid., ch. 11, Introductory Note, at 311. See also §265, Comment a: “[T]he non-occurrence of the frustrating event must have been a basic assumption on which the contract was made... [B]ut the mere fact that the event was foreseeable does not compel the conclusion that its non-occurrence was not such a basic assumption.”

[26]	Farnsworth on Contracts, supra, §9.6, at 646.

has evolved from the same sources and in the same manner as, the Canadian doctrine. As a result, it would appear that if the issue addressed in this opinion fell to be resolved under the law of a US state, rather than the province of Ontario, the result would appear to be the same.
Opinion
     Based upon and subject to the foregoing, we are of the opinion that an Ontario court would conclude that:
1)	if the Class A Shares have been de-listed from the TSX ( or any successor exchange) or have been cease-traded, the conversion privileges attached to the Series 10, 11 and 12 Preference Shares would be frustrated, with the result that such privileges could not be exercised by either the Corporation or the Holders, but the remaining rights, privileges, restrictions and conditions attached to such shares would remain in full force and effect; and

2)	if the Holders were not able to exercise their conversion privileges, the Corporation would not be required to either redeem a Holder’s Subject Shares, cause them to be sold to a third party purchaser or purchase them for cancellation.
     This opinion is provided to you solely for your use and may not be shown to or relied upon by any person without our prior written consent, except that you may provide a copy of this opinion to the United States Securities and Exchange Commission for the purpose of resolving the accounting treatment of the Preference Shares under, and in accordance with, US GAAP.

Yours very truly,